Mail Stop 4561

      November 30, 2005


By U.S. Mail and Facsimile to (713) 221-1576

C.P. Bryan
President and Chief Executive Officer
Republic Bancshares of Texas, Inc.
4200 Westheimer, Suite 101
Houston, Texas 77027

Re:	Republic Bancshares of Texas, Inc.
	Amendment No. 1 to Schedule 13E-3 filed November 15, 2005
	File No. 005-77919
	Preliminary Proxy Statement on Schedule 14A
	File No. 000-33201

Dear Mr. Bryan:

      We have limited our review of your amendment to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your responses to our prior comments numbered 3 and 40 in our letter dated October 26, 2005. Please provide the staff with an opinion of counsel, opining under state law that the reclassification is consistent with state law and that state law allows for and recognizes different classes of equity securities. The analysis should specifically address that the Series A Preferred Stock is convertible into common stock upon a change of control.

Letter to Shareholders

2. We note your response to our prior comment number 5. In the third paragraph of the letter to shareholders, and in the corresponding sentence found elsewhere in the document, including on the cover page and page 1, please delete the word "generally" or clarify why the qualification is necessary.

Summary Term Sheet, page 1

3. Use bold-faced type to highlight the statement at the top of page
4 regarding your dividend history and future dividends.

Fairness of the Rule 13e-3 Transaction, page 18

4. We note your response to our prior comment number 17.  It is not
clear to us why you have deleted the discussion of the board`s consideration of the difference in value between the common stock with voting rights and the preferred stock without such rights.
If
the board did consider the value of the preferred stock in its deliberations and voting, it is proper to disclose here that fact and how the valuation was made. In light of your response to our prior
comment 24, we reissue our prior comment 17:   please revise to
disclose how the board determined the value of the non-voting preferred to be nearly equivalent to the value of the common stock, particularly in the absence of an appraisal or any quantitative analysis.

5. We note your response to our prior comment 21 and revised disclosure that the board considered it a positive factor that shareholders receiving preferred stock will not have their shares involuntarily liquidated. Address how the board considered that, given the limited liquidity of the shares in the past and foreseeable future and the associated difficulties shareholders may have had and will have in the future liquidating their shares, receiving cash for those shares in a cash-out merger or reverse stock split may have been viewed as a benefit by your affected shareholders.

6. We note your response to our prior comment 20. It still is not clear to us how receiving a preference in the distribution of dividends can be considered a substantive benefit for shareholders, in light of the company`s ongoing policy not to pay any dividends. Please delete this bullet point, or repeat the balancing disclosure found on page 4 regarding the company`s history of, and future prospects for, paying dividends.

*      *      *


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Gregory Dundas at (202) 551-3436 or me at
(202)
551-3448 with any other questions.

								Sincerely,



      Jessica Livingston
      Senior Counsel

cc: 	Charlotte Rasche, Esq.
	Bracewell & Giuliani LLP
	711 Louisiana Street, Suite 2300
	Houston, Texas 77002

	Justin M. Long, Esq.
	Bracewell & Giuliani LLP
	500 North Akard, Suite 4000
	Dallas, Texas, 75201



??

??

??

??

Republic Bancshares of Texas, Inc.
C.P. Bryan
November 30, 2005
Page 3